

June 28, 2011

Via E-mail
Mr. Peter Oppenheimer
Senior Vice President and Chief Financial Officer
Apple, Inc.
1 Infinite Loop
Cupertino, California 95014

> **Re:** **Apple, Inc.**
> **Form 10-Q for the Quarter Ended March 26, 2011**
> **Filed April 21, 2011**
> **File No. 000-10030**

Dear Mr. Oppenheimer:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in the comments below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended March 26, 2011

Note 6. Commitments and Contingencies

Contingencies, page 18

1.   We note various news articles discussing the patent litigation settlement between Nokia and Apple. Supplementally tell us the amount and terms of such settlement agreement, any amounts accrued, the periods in which they were recognized, and the timeline of the negotiations with Nokia that led to the June settlement agreement. Also, tell us how you considered including a discussion regarding this matter in your MD&A disclosures and financial statement footnotes, including disclosure of a reasonably possible range of loss in excess of amounts accrued. Further, tell us how considered disclosing this event in a Form 8-K or tell us how you determined that such disclosure was not necessary.

2.   With regard to the disclosures provided in your Forms 10-Q and Form 10-K, please explain further the following:

- If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred you must either disclose the estimated additional loss, or state that such an estimate cannot be made. Please tell us, whether you believe that it is reasonably possible that additional losses would be material and, if so, how your disclosures comply with paragraphs 3 through 5 of ASC 450-20-50 and Question 2 of SAB Topic 5Y. To the extent that you have determined that it is reasonably possible you will incur a loss in excess of the amounts already accrued, but such amounts are not material, revise your disclosure to clearly indicate as such.

- Tell us what you mean by the statement that the company does not have a potential liability related to any current legal proceedings and claims. In this regard, explain further what you mean by "potential liability" and tell us how you determined that your reference to "potential liability" complies with the terminology in ASC 450-20-50 (e.g. probable, reasonably possible or remote loss contingency).

- Considering management's assertions that the company does not have any potential liabilities that would have a material adverse affect on your financial condition or results of operations, please explain further your disclosures where you indicate "[i]f the Company failed to prevail in any of these legal matters or if several of these legal matters were resolved against the Company in the same reporting period, the operating results of a particular reporting period could be materially adversely affected." Tell us your consideration to clarify these disclosures using terminology within the guidance of ASC 450. For instance, revise to clarify whether you determined that the likelihood of not prevailing in any of these matters in the same reporting period is remote, reasonably possible or probable. Also, tell us if you omitted the statement of changes in stockholders' equity and statement of cash flows from your disclosures for a particular reason.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or me at (202) 551-3499 if you have questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief